Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Twelve Months Ended
(U.S. dollars in thousands, except ratios)	2016	2015
Earnings:
Pre-tax income (loss) from continuing operations	$497,119	$1,176,118
Fixed charges	355,348	324,134
Distributed income of equity investees	92,410	658,172
Subtotal	$944,877	$2,158,424
Less: Non-controlling interests	7,309	7,466
Preference share dividends	121,868	98,721
Total earnings (loss)	$815,700	$2,052,237

Fixed charges:
Interest costs	$170,058	$163,021
Accretion of deposit liabilities	39,705	42,194
Rental expense at 30% (1)	23,717	20,198
Total fixed charges	$233,480	$225,413
Preference share dividends	121,868	98,721
Total fixed charges and preference dividends	$355,348	$324,134

Ratio of earnings to fixed charges	3.5	9.1

Ratio of earnings to combined fixed charges and preference dividends	2.3	6.3

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.